SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30305; 812-13797]

AllianceBernstein Active ETFs, Inc., et al.; Notice of Application

December 13, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act
of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and
rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections
17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from
sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

Applicants: AllianceBernstein Active ETFs, Inc. ("Corporation"), AllianceBernstein L.P.
("Adviser"), and ALPS Distributors, Inc. ("Distributor").

Summary of Application: Applicants request an order that would permit: (a) series of certain
open-end management investment companies to issue shares ("Shares") redeemable in large
aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at
negotiated market prices; (c) certain series to pay redemption proceeds, under certain
circumstances, more than seven days from the tender of Shares for redemption; (d) certain
affiliated persons of the series to deposit securities into, and receive securities from, the series in
connection with the purchase and redemption of Creation Units; and (e) certain registered
management investment companies and unit investment trusts outside of the same group of
investment companies as the series to acquire Shares.[1]

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[1] Capitalized terms not otherwise defined in this notice have the same meaning ascribed to them in the application.

Filing Dates: The application was filed on July 16, 2010, and amended on December 28, 2010,

July 28, 2011, February 24, 2012, May 22, 2012, September 20, 2012, and December 11, 2012.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on January 7, 2013, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants: 1345 Avenue of the Americas, New York, NY

10105.

For Further Information Contact: Courtney S. Thornton, Senior Counsel, at (202) 551-6812 or

David P. Bartels, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office

of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   The Corporation, a Maryland corporation, will register with the Commission as an

open-end management investment company under the Act. Depending on, among other things, market conditions and anticipated investor demand, the initial series of the Corporation ("Initial

Fund") will be either Style Pure Equity ETF, which will seek to achieve its investment objective

by investing primarily in large-capitalization publicly traded U.S. equity securities, or Treasury

Inflation Protected Securities ETF, which will invest primarily in Treasury inflation protected

securities.

2.   The Adviser, a Delaware limited partnership registered as an investment adviser

under the Investment Advisers Act of 1940 (the "Advisers Act"), will be the investment adviser

to the Initial Fund. Applicants state that the Adviser reserves the right to enter into sub-advisory

agreements with one or more investment advisers, each of which will serve as sub-adviser to a

Fund (each, a "Sub-Adviser"). Each Sub-Adviser will be registered as an investment adviser

under the Advisers Act.

3.   The Corporation will enter into a distribution agreement with the Distributor or

one or more other principal underwriters or distributors. The Distributor, a Colorado

corporation, is, and each other principal underwriter or distributor will be, a broker-dealer

("Broker") registered under the Securities Exchange Act of 1934 ("Exchange Act") and will act

as distributor and principal underwriter for one or more of the Funds. No principal underwriter

or distributor is or will be affiliated with any Exchange (as defined below). The principal

underwriter or distributor of any Fund may be an "affiliated person," or an affiliated person of an

affiliated person, of that Fund's Adviser and/or Sub-Adviser within the meaning of section

2(a)(3) of the Act.

4.   Applicants are requesting relief to permit the Trust to create and operate certain

actively managed series of the Trust that offer Shares with limited redeemability. Applicants

request that the order apply to the Initial Fund, any future additional series of the Corporation and other open-end management investment companies, or series thereof, that may be created in the future ("Future Funds," collectively with the Initial Fund, "Funds"). Any Future Fund will (a) be advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser and (b) comply with the terms and conditions of the application.[2] Each Fund will operate as an actively managed exchange-traded fund ("ETF"). The Funds may invest in equity securities or fixed income securities traded in the U.S. or non-U.S. markets.[3] Funds that invest all or a portion of their assets in foreign equity and/or fixed income securities are "Foreign Funds." Funds may invest in Depositary Receipts.[4]

5.   The requested order also would permit management investment companies ("Investing Management Companies") and unit investment trusts ("Investing Trusts," collectively with such Investing Management Companies, "Funds of Funds") registered under the Act that are not part of the same "group of investment companies," within the meaning of section 12(d)(1)(G)(ii) of the Act, as the Funds to acquire Shares of the Funds beyond the limitations in section 12(d)(1)(A). The requested order also would permit the Funds, any principal underwriter for the Funds, and any Broker to sell Shares of the Funds beyond the limitations in section 12(d)(1)(B) to Funds of Funds ("Fund of Funds Relief"). Applicants ask that any exemption under section 12(d)(1)(J) from sections 12(d)(1)(A) and (B) apply to each

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[2]   All entities that currently intend to rely on the order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the application.

[3]   If a Fund invests in derivatives, then (a) the Fund's Board will periodically review and approve the fund's use of derivatives and how the Fund's investment adviser assesses and manages risk with respect to the Fund's use of derivatives and (b) the Fund's disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and staff guidelines.

[4]   A Fund will not invest in any Depositary Receipt that the Adviser or Sub-Adviser deems to be illiquid or for which pricing information is not readily available.

Fund of Funds that enters into a participation agreement ("FOF Participation Agreement") with a Fund.[5]

6. Applicants state that Creation Units will consist of a fixed number of Shares and that the price of a Share will range from $20 to $100. All orders to purchase Creation Units must be placed with the Distributor by or through a party that has entered into a participant agreement with the Distributor and the transfer agent of the Fund ("Authorized Participant") with respect to the creation and redemption of Creation Units. An Authorized Participant is either (a) a Broker or other participant in the Continuous Net Settlement System ("CNS") of the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Commission and affiliated with the Depository Trust Company ("DTC"), or (b) a participant in DTC (such participant, a "DTC Participant").

7. The Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments ("Deposit Instruments"), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments ("Redemption Instruments").[6] On any given Business Day,[7] the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute

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[5]   A Fund of Funds (as defined below) may rely on the order only to invest in the Funds and not in any other registered investment company.

[6]   The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act of 1933 ("Securities Act"). In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

[7]   Each Fund will sell and redeem Creation Units on any day the Fund is open, including as required by section 22(e) of the Act (each, a "Business Day").

the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or redemption, as the "Creation Basket." In addition, the Creation Basket will correspond *pro rata* to the positions in a Fund's portfolio (including cash positions),[8] except: (a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement; (b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;[9] or (c) TBA Transactions and other positions that cannot be transferred in kind[10] will be excluded from the Creation Basket.[11] If there is a difference between the net asset value ("NAV") attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the "Cash Amount").

  8. Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances: (a) to the extent there is a Cash Amount, as described above; (b) if, on a given Business Day, a Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash; (c) if, upon receiving a purchase or redemption order from an Authorized Participant, a Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash; (d) if, on a given Business Day, a Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable)

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[8] The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for that Business Day.

[9] A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[10] This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

[11] Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Cash Amount (defined below).

cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC or DTC; or (ii) in the case of Foreign Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or (e) if a Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Foreign Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.[12]

9. Each Business Day, before the open of trading on the primary national securities exchange ("Exchange"), as defined in section 2(a)(26) of the Act, on which Shares are listed ("Listing Exchange"), each Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Cash Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket. An Exchange will disseminate every 15 seconds throughout the trading day an amount representing, on a per Share basis, the sum of the current value of each Fund's Portfolio Securities and other assets.

10. An investor purchasing or redeeming a Creation Unit from a Fund will be charged a fee ("Transaction Fee") to protect existing shareholders from the dilutive costs associated with

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[12] A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

the purchase of Creation Units.[13] The Distributor will deliver a confirmation and prospectus

("Prospectus") to the purchaser. In addition, the Distributor will maintain a record of the

instructions given to the Corporation to implement the delivery of Shares.

11. Purchasers of Shares in Creation Units may hold the Shares or sell the Shares on

an Exchange. Shares will be listed and traded on the New York Stock Exchange ("NYSE") or

another Listing Exchange. It is expected that one or more Exchange member firms will be

designated by the Exchange to act as a market maker ("Market Maker").[14] The price of Shares

trading on an Exchange will be based on a current bid/offer market. Transactions involving the

sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.

12. Applicants expect that purchasers of Creation Units will include institutional

investors and arbitrageurs (which could include institutional investors). Applicants expect that

secondary market purchasers of Shares will include both institutional investors and retail

investors.[15] Applicants submit that in light of the full portfolio transparency and efficient

arbitrage mechanism inherent in each Fund's structure, the secondary market prices for Shares of

such Funds should be close to NAV and should reflect the value of each Fund's portfolio

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[13] Where a Fund permits a purchaser to substitute cash in lieu of depositing a portion of the requisite Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to offset the cost to the Fund of purchasing those Deposit Instruments. In all cases, the Transaction Fee will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

[14] If Shares are listed on Nasdaq or a similar electronic Exchange (including NYSE Arca ("Arca")), one or more member firms of that Exchange will act as Market Maker and maintain a market for Shares trading on the Exchange. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares.

[15] Shares will be registered in book-entry form only. DTC or its nominee will be the registered owner of all outstanding Shares. DTC or DTC Participants will maintain records reflecting owners of Shares ("Beneficial Owners").

securities ("Portfolio Securities"). Applicants do not believe that the Shares will persistently trade in the secondary market at a material premium or discount in relation to the Fund's NAV.

13.   The Corporation will not be advertised or marketed or otherwise held out as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an "actively managed exchange-traded fund." All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable shares and will disclose that the Beneficial Owners may acquire those Shares from the Fund, or tender those Shares for redemption to the Fund, in Creation Units only. The same approach will be followed in connection with the statement of additional information ("SAI"), shareholder reports and investor educational materials issued or circulated in connection with the Shares.

14.   The Corporation intends to maintain a website that will include the Prospectus and additional quantitative information for each Fund that is updated on a daily basis, including daily trading volume, closing price and closing NAV for each Fund. The website will contain, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV ("Bid/Ask Price"), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV. On each Business Day, before commencement of trading in Shares on the primary Listing Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day.[16]

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[16]   Under accounting procedures to be followed by the Funds, trades made on the prior Business Day ("T") will be booked and reflected in NAV on the current Business Day ("T+1"). Accordingly, the Funds will be able to

Applicants' Legal Analysis:

      1.   Applicants request an order under section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

      2.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

Sections 5(a)(1) and 2(a)(32) of the Act

      3.   Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which

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disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately a proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, applicants request an order to permit the Corporation to register as an open-end management investment company and issue Shares that are redeemable in Creation Units only. Applicants state that beneficial owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through the Corporation. Applicants further state that, because of the arbitrage possibilities created by the redeemability of Creation Units, applicants expect that the market price of an individual Share will not deviate materially from its NAV.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, rather than at the current offering price described in the Fund's Prospectus or at a price based on NAV. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed

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method of pricing Shares. Applicants maintain that while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been intended (a) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) to prevent unjust discrimination or preferential treatment among buyers, and (c) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.

6. Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not directly involve Fund assets, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces. Therefore, applicants assert that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Finally, applicants contend that the structure of the Funds will enable efficient arbitrage, thereby ensuring that secondary market transactions in Shares should generally occur at prices at or close to NAV.

Section 22(e)

7. Section 22(e) of the Act generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants observe that the settlement of redemptions of Creation Units of Foreign Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present

in foreign markets in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process of longer than seven days. Applicants therefore request relief from section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Securities of each Foreign Fund customarily clear and settle, but in all cases no later than 14 days following the tender of a Creation Unit.[17]

8.   Applicants submit that Congress adopted section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants state that allowing redemption payments for Creation Units of a Foreign Fund to be made within the number of days indicated above would not be inconsistent with the spirit and intent of section 22(e). Applicants state that the SAI will disclose those local holidays (over the period of at least one year following the date of the SAI), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each affected Foreign Fund. Applicants are not seeking relief from section 22(e) with respect to Foreign Funds that do not effect creations or redemptions in-kind.

Section 12(d)(1)

9.   Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more

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[17]   Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations that they may otherwise have under rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

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than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a

registered open-end investment company, its principal underwriter, or any other Broker from

selling its shares to another investment company if the sale will cause the acquiring company to

own more than 3% of the acquired company's voting stock, or if the sale will cause more than

10% of the acquired company's voting stock to be owned by investment companies generally.

      10.   Applicants request relief to permit Funds of Funds to acquire Shares in excess of

the limits in section 12(d)(1)(A) of the Act and to permit the Funds, their principal underwriters

and any Broker to sell Shares to Funds of Funds in excess of the limits in section 12(d)(1)(B) of

the Act. Applicants submit that the concerns underlying section 12(d)(1) of the Act and the

potential and actual abuses identified in the Commission's 1966 report to Congress[18] are not

present in the proposed transactions and that, in any event, applicants have proposed a number of

conditions to address those concerns.

      11.   Applicants submit that their proposed conditions address any concerns regarding

the potential for undue influence. A Fund of Funds or Fund of Funds Affiliate[19] will not cause

any existing or potential investment in a Fund to influence the terms of any services or

transactions between the Fund of Funds or a Fund of Funds Affiliate and the Fund or a Fund

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[18]   Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324.

[19]   A "Fund of Funds Affiliate" is defined as the Fund of Funds Adviser, Fund of Funds Sub-Adviser(s), any Sponsor, promoter or principal underwriter of a Fund of Funds and any person controlling, controlled by or under common control with any of these entities.

Affiliate.[20] A Fund of Funds Advisory Group[21] or a Fund of Funds Sub-Advisory Group[22] will

not control a Fund within the meaning of section 2(a)(9) of the Act. Applicants also propose a

condition to ensure that no Fund of Funds or Fund of Funds Affiliate will cause a Fund to

purchase a security from an Affiliated Underwriting.[23]

        12.   Applicants propose several conditions to address the potential for excessive

layering of fees. Applicants note that the board of directors or trustees of an Investing

Management Company, including a majority of the independent directors or trustees who are not

"interested persons" within the meaning of section 2(a)(19) of the Act ("independent directors or

trustees"), will be required to find that any fees charged under the Investing Management

Company's advisory contract(s) are based on services provided that will be in addition to, rather

than duplicative of, services provided under the advisory contract(s) of any Fund in which the

Investing Management Company may invest. Applicants state that any sales charges and/or

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[20]   A "Fund Affiliate" is defined as an investment adviser, promoter or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities.

[21]   A "Fund of Funds Advisory Group" is the Fund of Funds Adviser, Sponsor, any person controlling, controlled by or under common control with the Fund of Funds Adviser or Sponsor, and any investment company or issuer that would be an investment company but for section 3(c)(l) or 3(c)(7) of the Act, that is advised or sponsored by the Fund of Funds Adviser, Sponsor or any person controlling, controlled by or under common control with the Fund of Funds Adviser or Sponsor. In this regard, each Investing Management Company's investment adviser within the meaning of Section 29a)(20)(A) of the Act is the "Fund of Funds Adviser." Similarly, each Investing Trust's sponsor is the "Sponsor." Each Fund of Funds Adviser will be registered as an investment adviser under the Advisers Act. No Fund of Funds Adviser or Sponsor will control, be controlled by, or be under common control with the Adviser.

[22]   A "Fund of Funds Sub-Advisory Group" is any Fund of Funds Sub-Adviser, any person controlling, controlled by, or under common control with the Fund of Funds Sub-Adviser, and any investment company or issuer that would be an investment company but for section 3(c)(l) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Fund of Funds Sub-Adviser or any person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser.

[23]   An "Affiliated Underwriting" is an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate. An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor, or employee of the Fund of Funds, or a person of which any such officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor, or employee is an affiliated person, except any person whose relationship to the Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate.

service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.[24]

13. Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that a Fund will be prohibited from acquiring securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes or engage in interfund borrowing and lending transactions.

14. To ensure that a Fund of Funds is aware of the terms and conditions of the requested order, the Fund of Funds must enter into an FOF Participation Agreement with the respective Fund. The FOF Participation Agreement will include an acknowledgment from the Fund of Funds that it may rely on the order only to invest in the Fund and not in any other investment company.

<u>Sections 17(a)(1) and (2) of the Act</u>

15. Section 17(a)(1) and (2) of the Act generally prohibit an affiliated person of a registered investment company, or an affiliated person of such a person ("second tier affiliate"), from selling any security to or purchasing any security from the company. Section 2(a)(3) of the Act defines "affiliated person" to include any person directly or indirectly owning, controlling, or holding with power to vote 5% or more of the outstanding voting securities of the other person and any person directly or indirectly controlling, controlled by, or under common control with, the other person. Section 2(a)(9) of the Act defines "control" as the power to exercise a

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[24] Any references to NASD Conduct Rule 2830 include any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority.

controlling influence over the management or policies of a company and provides that a control relationship will be presumed where one person owns more than 25% of another person's voting securities. The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an "Affiliated Fund").

16.   Applicants request an exemption from section 17(a) under sections 6(c) and 17(b) to permit in-kind purchases and redemptions by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (a) holding 5% or more, or more than 25%, of the outstanding Shares of the Corporation or one or more Funds; (b) an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds.

17.   Applicants assert that no useful purpose would be served by prohibiting the affiliated persons described above from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Absent the unusual circumstances discussed in the application, the Deposit Instruments and Redemption Instruments available for a Fund will be the same for all purchases and redemptions, respectively, and will correspond *pro rata* to the Fund's Portfolio Securities. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions. Deposit Instruments and Redemption Instruments will be valued in the same manner as those Portfolio Securities currently held by the Funds. Therefore, applicants state that the in-kind purchases and redemptions will afford no opportunity

17

for the specified affiliated persons of a Fund to effect a transaction detrimental to other holders of Shares. Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching of the Fund.

18.　　Applicants also request an exemption in order to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, a Fund of Funds of which the Fund is an affiliated person or a second tier affiliate.[25]

19.　　Applicants also submit that the sale of Shares to and redemption of Shares from a Fund of Funds satisfies the standards for relief under sections 17(b) and 6(c) of the Act. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund.[26] The FOF Participation Agreement will require any Fund of Funds that purchases Creation Units directly from a Fund to represent that the purchase will be accomplished in compliance with the investment restrictions of the Fund of Funds and will be consistent with the investment objectives and policies of the Fund of Funds. Applicants believe that the proposed transactions are consistent with the general purposes of the Act and appropriate in the public interest.

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[25]　　Applicants anticipate that most Funds of Funds will purchase Shares in the secondary market and will not purchase or redeem Creation Units directly from a Fund. Relief from Section 17(a) is not required when a Fund of Funds that is an affiliate or Second Tier Affiliate of a Fund purchases or sells Shares in the secondary market, as such transactions are not principal transactions with the fund. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to a Fund of Funds and redemptions of those Shares in Creation Units. The requested relief is intended to cover transactions that would accompany such sales and redemptions. Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person of a Fund of Funds or an entity controlling, controlled by, or under common control with the Adviser is also an investment adviser to that Fund of Funds.

[26]　　Applicants acknowledge that the receipt of compensation by (a) an affiliated person of a Fund of Funds or an affiliated person of such person, for the purchase by the Fund of Funds of Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to a Fund of Funds, may be prohibited by section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgment.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

Actively-Managed ETF Relief

1.   The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed ETFs.

2.   As long as a Fund operates in reliance on the requested order, the Shares of such Fund will be listed on an Exchange.

3.   Neither the Corporation nor any Fund will be advertised or marketed as an open-end investment company or mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

4.   The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

5.   No Adviser or any Sub-Adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for a Fund through a transaction in which the Fund could not engage directly.

6.   On each Business Day, before commencement of trading in Shares on each Fund's Listing Exchange, each Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day.

Fund of Funds Relief

7.   The members of the Fund of Funds Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of the Fund of Funds Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Fund of Funds Advisory Group or the Fund of Funds Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its voting securities of the Fund in the same proportion as the vote of all other holders of the Fund's voting securities. This condition does not apply to the Fund of Funds Sub-Advisory Group with respect to a Fund for which the Fund of Funds Sub-Adviser or a person controlling, controlled by, or under common control with the Fund of Funds Sub-Adviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

8.   No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in a Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Fund or a Fund Affiliate.

9.   The board of directors or trustees of an Investing Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Fund of Funds Adviser and any Fund of Funds Sub-Adviser are

conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

10.   Once an investment by a Fund of Funds in Shares exceeds the limits in section 12(d)(1)(A)(i) of the Act, the board of directors of the Corporation ("Board"), including a majority of the independent directors, will determine that any consideration paid by the Fund to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

11.   The Fund of Funds Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-1 under the Act) received from a Fund by the Fund of Funds Adviser, or Trustee or Sponsor, or an affiliated person of the Fund of Funds Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Fund of Funds Adviser, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Fund of Funds in the Fund. Any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Fund of Funds Sub-Adviser, or an affiliated person of

the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Fund, in connection with any investment by the Investing Management Company in the Fund made at the direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

12. No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any Affiliated Underwriting.

13. The Board, including a majority of the independent directors, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate,

the institution of procedures designed to ensure that purchases of securities in Affiliated

Underwritings are in the best interest of shareholders of the Fund.

14.   Each Fund will maintain and preserve permanently in an easily accessible place a

written copy of the procedures described in the preceding condition, and any modifications to

such procedures, and will maintain and preserve for a period of not less than six years from the

end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two

years in an easily accessible place, a written record of each purchase of securities in Affiliated

Underwritings, once an investment by a Fund of Funds in the securities of the Fund exceeds the

limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired,

the identity of the underwriting syndicate's members, the terms of the purchase, and the

information or materials upon which the Board's determinations were made.

15.   Before investing in a Fund in excess of the limits in section 12(d)(1)(A), a Fund

of Funds will execute a FOF Participation Agreement with the Fund stating, without limitation,

that their respective boards of directors or trustees and their investment advisers, or Trustee and

Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their

responsibilities under the order. At the time of its investment in Shares of a Fund in excess of

the limit in section 12(d)(1)(A)(i), a Fund of Funds will notify the Fund of the investment. At

such time, the Fund of Funds will also transmit to the Fund a list of the names of each Fund of

Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Fund of any

changes to the list of the names as soon as reasonably practicable after a change occurs. The

Fund and the Fund of Funds will maintain and preserve a copy of the order, the FOF

Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

16. Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investment Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

17. Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

18. No Fund will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that such Fund: (i) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act); or (ii) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Fund to (a) acquire securities of one or more investment companies

for short-term cash management purposes or (b) engage in interfund borrowing and lending transactions.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary